SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 Gentium S.p.A.
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                                (Name of Issuer)

                   Ordinary Shares/American Depositary Shares
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                         (Title of Class of Securities)

                                   372501B104
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                                 (CUSIP Number)

                              James Robinson, Esq.
                           Cahill Gordon & Reindel LLP
                                 80 Pine Street
                               New York, NY 10005
                                 (212) 701-3000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 14, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.  372501B104
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      (1) NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Paolo Cavazza
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      (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
          Instructions)
          (a) [ ]
          (b) [ ]
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      (3) SEC USE ONLY

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      (4) SOURCE OF FUNDS PF
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      (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)  [  ]
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      (6) CITIZENSHIP OR PLACE OF ORGANIZATION
          Italy
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   Number of      (7)    SOLE VOTING POWER
     Shares              0
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  Beneficially    (8)    SHARED VOTING POWER
     Owned               1,385,214
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    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             0
                  --------------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         1,385,214
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      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,385,214
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      (12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [  ]
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      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           14.3% (based on 9,683,963 Ordinary Shares represented in
           writing to be outstanding by an officer of the Issuer on
           October 24, 2005 and 73,333 Ordinary Shares issuable upon
           exercise of the 2004 Warrants (as defined below)).
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      (14) TYPE OF REPORTING PERSON IN
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Item 1. Security and Issuer.

     This Schedule 13D relates to the ordinary shares, par value (euro)1.00 per share ("the Ordinary Shares"), of Gentium S.p.A. (the "Issuer"), an Italian corporation whose principal offices are located at Piazza XX Settembre 2, 22079 Villa Guardia (Como), Italy.

     The Ordinary Shares are listed for trading on The American Stock Exchange ("AMEX") in the form of American Depositary Shares ("ADSs"), evidenced by American Depositary Receipts. Each ADS represents one Ordinary Share.

Item 2. Identity and Background.

     This Schedule 13D is being filed on behalf of Paolo Cavazza, (the "Reporting Person") in respect of Ordinary Shares he owns indirectly through Sigma-Tau Finanzaria S.p.A., an Italian Corporation ("Sigma Tau"), Defiante Farmaceutica, L.d.a., a Portuguese Corporation ("Defiante") and Chaumiere Consultadoria e Servicos S.A. ("Chaumiere"). Sigma Tau owns 58% of Defiante directly and 42% indirectly through its wholly-owned subsidiary, Sigma-Tau International S.A. Paolo Cavazza directly and indirectly owns 40% of Sigma Tau. Chaumiere is indirectly owned by Paolo Cavazza and members of his family.

     The Reporting Person's address is Via Tesserte, 10, Lugano, Switzerland. He is an entrepreneur in Sigma Tau, Aptafin SpA and Esseti S.A and he is an Italian citizen. The Reporting Person has not been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     In October 2004, Defiante purchased from the Issuer, for a cash purchase price of $1,000,000, a convertible note (the "2004 Note") and warrants to purchase 73,333 Ordinary Shares (the "2004 Warrants").

     In April 2005, pursuant to a Share Purchase Agreement, dated as of April 4, 2005 (the "FinSirton Agreement"), Sigma Tau purchased 800,000 ordinary shares from FinSirton S.p.A. ("FinSirton") for an aggregate cash purchase price of $3,200,000.

     On June 5, 2005, Defiante purchased a convertible note (the "2005 Note" and, collectively with the 2004 Note, the "Notes") from Alexandra Global Master Fund Ltd. for a cash purchase price of $1,912,000. Defiante and Sigma Tau used working capital to purchase the securities.

     Defiante converted the Notes into 359,505 ADSs in the Issuer's initial public offering (the "IPO"), which was consummated on June 16, 2005.

     On October 14, 2005, pursuant to a Securities Subscription Agreement, dated as of October 3, 2005, between the Issuer and Chaumiere, Chaumiere purchased, for an aggregate cash purchase price of $1,074,250 (the "Purchase Price") 152,376 Ordinary Shares and agreed to purchase, subject to shareholder approval, warrants to purchase 60,951 Ordinary Shares (the "2005 Warrants").


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The 2005 Warrants and 20% of the Purchase Price (the "Hold Amount") were put into escrow in accordance with the terms of an Escrow Agreement between the Issuer and The Bank of New York dated as of October 14, 2005. The Hold Amount will be returned to Chaumiere and the 2005 Warrants will not be issued in the event shareholder approval for the issuance of the 2005 Warrants is not received by April 3, 2006. Chaumiere used its working capital to purchase the shares and to fund the Hold Amount.

Item 4. Purpose of the Transaction.

     The purpose of the transactions was to acquire an equity investment interest in the Issuer.

     The Reporting Person, Sigma Tau, Defiante and Chaumiere expect to evaluate their investment in the Issuer on an ongoing basis and they may determine to change their investment intent with respect to the Issuer at any time. In determining from time to time whether to sell or retain their holdings of securities of the Issuer, they will take into consideration such factors as they deem relevant, including the market price of the Ordinary Shares, conditions in the securities markets generally, the Issuer's financial condition, business and prospects and general economic conditions. They reserve the right to dispose of all or a portion of their holdings of securities of the Issuers in public or private transactions and/or to enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the securities of the Issuer. Any such transactions may be effected at any time or from time to time.

     The 2004 Warrants are exercisable by the holder for 73,333 Ordinary Shares at an exercise price of $9.90 per share, subject to customary anti-dilution provisions, until September 16, 2009.

     If the issuance of the 2005 Warrants is approved by the shareholders of the Issuer, the 2005 Warrants will be issued five days after shareholder approval and will be exercisable by the holder for 60,951 ADSs at an exercise price of $8.56 per ADS, subject to customary anti-dilution provisions, at any time between April 3, 2006 and April 3, 2011.

     Pursuant to the FinSirton Agreement, Fin Sirton S.p.A, the majority shareholder of the Issuer prior to the IPO, agreed to vote its shares in favor of one person designated by Sigma Tau for election to the Issuer's Board of Directors. Sigma Tau's designee, Marco Codella, became a member of the Board effective upon consummation of the IPO.

     Pursuant to the FinSirton Agreement, FinSirton agreed that, if the per share price (the "Sale Share Price") in a sale by the Issuer's shareholders to a third party of all of the Issuer's Ordinary Shares is less than approximately $5.00 per share, subject to customary antidilution adjustments, FinSirton will transfer to Sigma Tau an additional number of Ordinary Shares equal to (x) $3.2 million divided by the product determined by multiplying (i) 0.8 by (ii) the Sale Share Price less (y) 800,000 Ordinary Shares.

     Pursuant to a Voting Agreement dated as of October 14, 2005 among Chaumiere, the other investors in the Issuer's private placement and FinSirton, Chaumiere agreed to vote its shares to increase the size of the Board of Directors by one so that the Board would consist of nine members.

     Pursuant to lock-up letters entered into with the representatives of the underwriters of the IPO, Defiante and Sigma Tau have agreed not to transfer or dispose of any Ordinary Shares or

ADSs that they beneficially own for a period of 270 days, in the case of Defiante, and 180 days, in the case of Sigma Tau, from the effective date of the registration statement relating to the IPO.

     Other than as set forth above in Item 3 and in this Item 4, the Reporting Person does not have any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of Issuer.

     (a) Paolo Cavazza is the beneficial owner of 1,385,214 shares of Common Stock representing 14.3% (based on 9,683,963 Ordinary Shares represented in writing to be outstanding by an officer of the Issuer on October 24, 2005 and 73,333 Ordinary Shares issuable upon exercise of the 2004 Warrants).

     (b) The number of shares of Common Stock as to which Paolo Cavazza has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Defiante shares the power to vote or direct the vote is 1,385,214. The number of shares of Common Stock as to which Defiante has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Defiante shares the power to dispose or direct the disposition is 1,385,214.

     (c) On October 14, 2005, Chaumiere purchased 152,376 Ordinary Shares from the Issuer in a private placement at a price of $7.05 per share and agreed to purchase, subject to shareholder approval, warrants to purchase 60,951 ADSs. Twenty percent (20%) of the purchase price for the Ordinary Shares has been placed in escrow and will be returned to Chaumiere in the event shareholder approval for the issuance of the Warrants is not obtained by April 3, 2006.

     (d) N/A.

     (e) N/A.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

     Except as otherwise set forth in Items 3 and 4 of this Schedule 13D, to the best knowledge of the Reporting Person there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

     10.1.   Securities Subscription Agreement dated as of October 3, 2005.

     10.2.   Form of 2005 Warrant.

     10.3.   Escrow Agreement dated as of October 14, 2005.


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     10.4.   Voting Agreement dated as of October 14, 2005.

     10.5.   Share Purchase Agreement dated as of April 4, 2005.

     10.6.   Warrant dated as of October 14, 2004.

     10.7.   Amendment to Warrant.(*).

     10.8.   Form of Sigma Tau Lock-up Letter.

     10.9.   Form of Defiante Lock-up Letter.(**)

     24.  Power of Attorney.


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*    Incorporated by reference from Exhibit 4.2.6 to Amendment No. 4 to Form F-1
     Registration Statement (No. 333-122233) filed with the Securities and Exchange Commission on May 31, 2005.

** Incorporated by reference from Exhibit 1.3 to Amendment No. 5 to Form F-1 Registration Statement (No. 333-122233) filed with the Securities and Exchange Commission on June 9, 2005.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 24, 2005



                             PAOLO CAVAZZA



                             By:   /s/ Maurizio Terenzi
                                   -------------------------------
                             Name: Maurizio Terenzi
                             Title: Attorney-in-fact


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing persons, evidence of the representative's authority to sign on behalf of such persons shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)



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                                  EXHIBIT INDEX

     10.1.   Securities Subscription Agreement dated as of October 3, 2005.

     10.2.   Form of 2005 Warrant.

     10.3.   Escrow Agreement dated as of October 14, 2005.

     10.4.   Voting Agreement dated as of October 14, 2005.

     10.5.   Share Purchase Agreement dated as of April 4, 2005.

     10.6.   Warrant dated as of October 14, 2004.

     10.7.   Amendment to Warrant.(*)

     10.8.   Form of Sigma Tau Lock-up Letter.

     10.9.   Form of Defiante Lock-up Letter.(**)

     24.  Power of Attorney.


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*    Incorporated by reference from Exhibit 4.2.6 to Amendment No. 4 to Form F-1
     Registration Statement (No. 333-122233) filed with the Securities and Exchange Commission on May 31, 2005.

** Incorporated by reference from Exhibit 1.3 to Amendment No. 5 to Form F-1 Registration Statement (No. 333-122233) filed with the Securities and Exchange Commission on June 9, 2005.